EXHIBIT 21.0

List of Subsidiaries
(Direct and Indirect)

Direct

1.	FirstBank Puerto Rico

2.	FirstBank Insurance Agency, Inc.

Indirect

1.	First Leasing and Rental Corporation

2.	First Federal Finance Corp. D/B/A Money Express “La Financiera"

3.	First Trade Inc.

4.	FirstBank Insurance Agency VI, Inc.